FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of March 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Severoceska energetika will remain in the CEZ Group

The energy utility CEZ has received today a decision of the Office for the Protection of Competition permitting CEZ to retain its majority shareholding in Severoceska energetika.

This decision has changed the decision of the Office for the Protection of Competition dated March 18, 2003, which imposed upon CEZ the obligation to sell its majority shareholding in one of the five distribution companies within the CEZ Group. CEZ had previously decided that this company would be Severoceska energetika (SCE), of which CEZ held 56.93%.

"We are happy that the Office has answered our arguments and changed its previous decision so that Severoceska energetika will remain in the CEZ Group," said Martin Roman, CEZ's CEO and Board Chairman. "The previous decision was issued at a time when the Czech energy industry was at the first stage of deregulation and market opening. It was not yet clear whether free competition mechanisms would sufficiently make up for full regulation of the industry," Martin Roman added.

The Office has made the decision subject to the obligation of CEZ to allow independent entities access to its electrical energy generation capacity totaling 400 MW in 2006 and 2007. The total quantity of the "virtual electricity" offered has been set at 400 MW, and to 240 MW during summer months (June, July, and August). Virtual electricity will be offered in auctions by lots of 50 MW, or 30 MW in summer months. The price for the offered generation capacity will result from the auctions, with CEZ being entitled to set the minimum cost-based put-up price. The energy price will be included in the auction conditions, and will be fixed on the basis of actual cost, separately for base-load and peak energy demands.

As of January 31, 2006 and January 31, 2007, CEZ will submit to the Office for the Protection of Competition a compliance report with respect to this condition.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

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                                             (Registrant)
Dated:  March 11, 2005

                                       By:  /s/ Libuse Latalova
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                                            Libuse Latalova
                                     Head of Finance Administration